Exhibit 99.1

TSX: MAI NEWS RELEASE NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES FIRST QUARTER 2011 SAN JOSÉ MINE PRODUCTION

TORONTO, ONTARIO – April 20, 2011 - Minera Andes Inc. (the "Company" or "Minera Andes") (TSX: MAI and US OTC: MNEAF) announces production results from its 49% owned San José mine in Santa Cruz Province, Argentina. Overall production at the San José mine during the first quarter of 2011 was 1,522,207 ounces of silver and 21,412 ounces of gold, of which 49% is attributable to Minera Andes.  Production cost information will be provided in conjunction with our first quarter 2011 financial results expected to be released mid-May.

Compared to the first quarter of 2010, first quarter 2011 silver production increased 85% and gold production increased 30%.  Mill throughput increased 18% over that period due to higher daily production rates as a result of an increase in the number of high grade stoping areas available for mining, including the high grade Kospi vein.  This improved access resulted in a higher average silver head grade mined, consistent with reserve grades, compared to the first quarter 2010.  Higher recovery rates also contributed to the increased production.

Compared to the fourth quarter of 2010, first quarter 2011 silver production was 19% lower and gold production was 18% lower.  The decrease in silver and gold production was primarily the result of lower mine production with tonnage down by 16% and slightly lower head grades for both silver and gold, partially offset by higher recovery rates.  Tonnage in the first quarter of 2011 was lower than the fourth quarter of 2010 primarily as production was impacted by the seasonal effect of fewer production days in the first quarter relative to the fourth quarter of the year.

The difference in the amount of metal sold in the quarter compared to the amount produced was due to timing differences.

SAN JOSÉ MINE PRODUCTION COMPARISON (100% BASIS)	Q1 2011	Q4 2010	Q1 2010
Ore production (tonnes)	113,696	135,710	96,484
Average head grade silver (g/t)	459	475	293
Average head grade gold (g/t)	6.08	6.34	5.92
Silver produced (koz)	1,522	1,871	823
Gold produced (koz)	21.41	26.14	16.43
Silver equivalent produced (koz)	2,807	3,440	1,809
Silver sold (koz)	1,342	1,962	749
Gold sold (koz)	17.63	27.45	14.58
   *(Minera Andes holds a 49% interest in San José)

This news release is submitted by James K. Duff, Chief Operating Officer of Minera Andes Inc.

Minera Andes Inc.	News Release 11-7 Page 1

About Minera Andes: Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA, owner of the San Jose Mine in close proximity to Goldcorp's Cerro Negro project; 100% ownership of the Los Azules copper deposit with an inferred mineral resource of 10.3 billion pounds of copper and an indicated resource of 2.2 billion pounds of copper; and, 100% ownership of a large portfolio of exploration properties in Santa Cruz province, Argentina, including properties bordering the Cerro Negro project in Santa Cruz Province. Exploration and infill drilling is currently underway at the Los Azules project.  The Company had $31 million USD in cash as at February 7, 2011 with no bank debt. Rob McEwen, Chairman and CEO, owns 31% of the shares of the company.  The Company announced on March 17, 2011, its intention to spin-out the Los Azules Copper Project into a new publicly traded company, subject to a number of approvals.

About Minera Santa Cruz: Minera Santa Cruz SA is a joint venture owned 51% by Hochschild Mining Argentina, a wholly owned subsidiary of Hochschild Mining plc, and 49% by Minera Andes S.A., a wholly owned subsidiary of the Corporation. The joint venture owns and operates the San José property.

About Hochschild Mining plc: Hochschild Mining plc is a leading precious metals company listed on the London Stock Exchange (HOCM.L / HOC LN) with a primary focus on the exploration, mining, processing and sale of silver and gold. Hochschild has over forty years of experience in the mining of precious metal epithermal vein deposits and currently operates four underground epithermal vein mines, three located in southern Peru, one in southern Argentina and one open pit mine in northern Mexico. Hochschild also has numerous long-term prospects throughout the Americas.

For further information, please contact: Andrew Elinesky or visit our Web site: www.minandes.com.
Andrew Elinesky Controller 99 George St. 3rd Floor, Toronto, Ontario, Canada. M5A 2N4 Toll-Free: 1-866-441-0690 Tel:647-258-0395 Fax: 647-258-0408 E-mail: info@minandes.com

Reliability of Information: Minera Santa Cruz S.A., the owner of the San José mine, is responsible for and has supplied to the Company all reported results from the San José mine. This press release is based entirely on information provided to Minera Andes by Minera Santa Cruz S.A. (MSC). Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates other than MSC do not accept responsibility for the use of project data or the adequacy or accuracy of this release. As the Company is not the operator of the San José mine, there can be no assurance that production information reported to the Company by MSC is accurate, the Company has not independently verified such information and readers are therefore cautioned regarding the extent to which they should rely upon such information.

Caution Concerning Forward-Looking Statements: This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to litigation, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

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Readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Company's Annual Information Form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Minera Andes Inc.	News Release 11-7 Page 3